111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Alan Bickerstaff (512) 320-9229 Phone (512) 542-5219 Fax abickerstaff@andrewskurth.com

October 17, 2013

B001

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAVENIR SYSTEMS

VIA E-MAIL AND U.S. MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	Mavenir Systems

Registration Statement on Form S-1, File No. 333-191563

Initially Filed Publicly on October 4, 2013

CIK No. 0001361470

Ladies and Gentlemen:

Per our telephone conversation on October 11, 2013 with Mr. Evan Jacobson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are submitting this letter on behalf of our client, Mavenir Systems (the “Company”), in connection with the above-referenced Registration Statement (the “Registration Statement”) to supplementally provide the Staff with a draft of the Company’s proposed disclosure regarding estimated financial results for the quarter ended September 30, 2013 (the “Recent Developments Disclosure”). The proposed Recent Developments Disclosure is attached hereto as Exhibit A. The Company proposes to include this disclosure in an amendment to the Registration Statement to be filed shortly before the Company commences its road show for its initial public offering.

[***] indicates material that has been omitted pursuant to a Request for Confidential Treatment filed with the Securities and Exchange Commission. A complete copy of this letter, including redacted portions so indicated, has been filed separately with the Securities Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

October 17, 2013

Page 2

B002

Rule 83 Request for Confidential Information

In accordance with Rule 83 of the Rules of practice of the Commission (17 C.F.R. § 200.83), we also request, for reasons of business confidentiality, that the Commission not disclose the Recent Development Disclosure, or the fact of the existence thereof, or this request, in response to any request under the Freedom of Information Act (5 U.S.C § 552) or otherwise. Please promptly inform the undersigned of any request for the Recent Developments Disclosure made pursuant to the Freedom of Information Act or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request (but not the Recent Developments Disclosure) is also being delivered to the Freedom of Information Act Officer of the Commission.

Please direct your questions or comments regarding this letter to the undersigned by telephone at (512) 320-9229. Thank you for your assistance.

Respectfully submitted,

Andrews Kurth LLP

/s/ Alan Bickerstaff
Alan Bickerstaff

CONFIDENTIAL TREATMENT REQUESTED BY MAVENIR SYSTEMS, INC.

B003

EXHIBIT A

RECENT DEVELOPMENTS

Recent Developments

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[***] Portions of this page have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.